QUINN & ASSOCIATES

555 S. Barrington Avenue, Suite 107

Los Angeles Ca. 90049

August 17, 2023

Scott Anderegg

Jenifer Lopez Molina

Keira Nakada

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Mike the Pike Productions, Inc. (“Company”)
Amendment No. 2 to Registration Statement on Form 10-12G Form 10-Q @ June 30, 2023 File No.: 000-55298

Mr. Anderegg , Ms. Lopez Molina and Ms. Nakada:

Per Ms. Nakada’s conversation with James DiPrima yesterday morning, this will confirm that the Company’s Form 10-Q at June 30, 2023, will be filed on August 21, 2023, and the Company’s responses to the Staff’s comment letter dated July 13, 2023 will be filed before the close of business on August 23, 2023.

Any questions, please advise.

Thank you very much.

Sincerely,

Kevin J. Quinn

Cc:          Mark Newbauer

            James DiPrima

            Dan Barton